SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Amendment No. 2
to
SCHEDULE 14D-9
(RULE 14d-101)

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

GREAT WOLF RESORTS, INC.
(Name of Subject Company)

GREAT WOLF RESORTS, INC.
(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

391523107
(CUSIP Number of Class of Securities)

James A. Calder
Chief Financial Officer
Great Wolf Resorts, Inc.
525 Junction Road, Suite 6000 South
Madison, Wisconsin  53717
(608) 662-4700
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Jeffrey D. Marell
Kelley D. Parker
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
(212) 373-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

           This Amendment No. 2 to the Schedule 14D-9 (“Amendment No. 2”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 20, 2012, amends and supplements the Schedule 14D-9 filed with the SEC on March 13, 2012, by Great Wolf Resorts, Inc., a Delaware corporation (the “Company”).  The Schedule 14D-9 relates to the tender offer (the “Offer”) by K-9 Acquisition, Inc., a Delaware corporation (“Merger Sub” or “Offeror”) and a direct wholly-owned subsidiary of K-9 Holdings, Inc., a Delaware corporation (“Parent”), to purchase all of the Company’s outstanding shares of common stock, par value $0.01 per share, including any associated rights issued pursuant to the Rights Agreement, dated as of March 12, 2012, by and between the Company and Registrar and Transfer Company, as rights agent (the “Rights” and together with the Company’s common stock, the “Common Shares,” and each a “Common Share”) (including any restricted shares) for $5.00 per Common Share, payable net to the seller in cash without interest thereon, less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offeror’s Offer to Purchase, dated March 13, 2012, (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(D) to the Schedule 14D-9, respectively.

The information in the Schedule 14D-9 is incorporated into this Amendment No. 2 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.  This amendment is being filed to correct calculation errors that occurred in not fully eliminating revenue attributable to the assumptions from the Expansion Case Projections (as defined in the Schedule 14D-9).

ITEM 8.         ADDITIONAL INFORMATION TO BE FURNISHED.

Item 8, Additional Information To Be Furnished, paragraph (g), “Projected Financial Information” of the Schedule 14D-9 is hereby amended and supplemented by replacing the line item “Total revenue” in the first table appearing on page 45 of the Schedule 14D-9 as follows:

Name	2012E	2013E	2014E	2015E	2016E
Total revenue	$317	$328	$340	$351	$362

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GREAT WOLF RESORTS, INC.

By:	/s/ James A. Calder
Name: James A. Calder
Title: Chief Financial Officer

Dated: March 20, 2012